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As confidentially submitted to the Securities and Exchange Commission on August 17, 2017,
pursuant to Section 6(e) of the Securities Act of 1933, as amended, as Amendment No. 1 to the draft registration statement.
This Amendment No. 1 to the draft registration statement
has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUANTERIX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3826 (Primary Standard Industrial Classification Code Number)	20-8957988 (I.R.S. Employer Identification Number)

113 Hartwell Avenue
Lexington, MA 02421
(617) 301-9400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

E. Kevin Hrusovsky
Executive Chairman, President and Chief Executive Officer
Quanterix Corporation
113 Hartwell Avenue
Lexington, MA 02421
(617) 301-9400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
William T. Whelan, Esq. Megan N. Gates, Esq. John P. Condon, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Brian P. Keane, Esq. General Counsel Quanterix Corporation 113 Hartwell Avenue Lexington, MA 02421 (617) 301-9400	Patrick O'Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Common stock, $0.001 par value per share	$	$

(1)    Includes initial public offering price of shares that the underwriters have the option to purchase to cover overallotments, if any. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)    Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate initial public offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the draft registration statement on Form S-1 of Quanterix Corporation is being confidentially submitted solely for the purpose of adding exhibits to the original draft registration statement that was confidentially submitted on July 20, 2017. Other than the addition of exhibits and corresponding changes to the exhibit index, the remainder of the draft registration statement remains unchanged. Accordingly, the prospectus that forms a part of the draft registration statement is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the submission date of the original draft registration statement, or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

	Amount paid or to be paid

SEC registration fee	$
FINRA filing fee
Initial NASDAQ Global Market listing fee		25,000
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

Item 14.    Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our restated certificate of incorporation, or the Charter, which will become effective upon completion of the offering, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our restated by-laws, or the By-Laws, which will become effective upon completion of the offering, provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article         of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, the By-Laws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article         of the By-Laws authorizes us to provide insurance for

our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article         of the By-Laws.

In connection with the sale of common stock being registered hereby, we will enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.    Recent sales of unregistered securities.

Set forth below is information regarding shares of preferred stock, common stock and warrants issued, and options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Issuances of stock and warrants

A.     On January 16, 2015 and May 28, 2015, we issued 1,501,546 shares of Series C preferred stock and 600,618 shares of Series C preferred stock, respectively, to a collaborator at a purchase price of $3.3299 per share for an aggregate of $5.0 million and $2.0 million, respectively, upon the achievement of equity milestones under our joint development agreement with the collaborator. The 8,061,612 shares of Series C preferred stock outstanding, including the shares of Series C preferred stock described in this paragraph, will convert into 8,061,612 shares of common stock upon the closing of this offering.

B.     On January 29, 2016, we issued a warrant to purchase 57,810 shares of Series C preferred stock to our lender in connection with an amendment to our loan facility.

C.     On February 4, 2016, we issued 1,300,000 shares of Series A-3 preferred stock to one accredited investor upon the exercise of warrants to purchase 1,300,000 shares of Series A-3 preferred stock at an exercise price of $0.001 per share for an aggregate of $1,300. On January 26, 2017, we issued 700,000 shares of Series A-3 preferred stock to the same accredited investor upon the exercise of warrants to purchase 700,000 shares of Series A-3 preferred stock at an exercise price of $0.001 per share for an aggregate of $700. The 2,000,000 shares of Series A-3 preferred stock outstanding, including the shares of Series A-3 preferred stock described in this paragraph, will convert into 2,000,000 shares of common stock upon the closing of this offering.

D.     On March 18, 2016, we issued an aggregate of 12,420,262 shares of Series D preferred stock to 15 accredited investors at a purchase price of $3.67 per share for an aggregate of $45.6 million. The 12,420,262 shares of Series D preferred stock outstanding will convert into 12,420,262 shares of common stock upon the closing of this offering.

E.     From June 27, 2016 through December 6, 2016, we issued an aggregate of 397,530 shares of Series B preferred stock to 10 accredited investors upon the exercise of warrants to purchase an aggregate of 397,530 shares of Series B preferred stock. Warrants to purchase 8,330 shares of Series B preferred stock were exercised at an exercise price of $2.00 per share for an aggregate of $16,600, warrants to purchase Series B preferred stock were exchanged for 76,700 shares of Series B preferred stock in a cashless transaction, and warrants to purchase 312,500 shares of Series B preferred stock were exercised at a price of $0.001 per share for an aggregate of $313. The 6,021,636 shares of Series B preferred stock outstanding, including the shares of Series B preferred stock described in this paragraph, will convert into 6,021,636 shares of common stock upon the closing of this offering.

F.     On March 31, 2017, we issued a warrant to purchase 38,828 shares of Series D preferred stock to our lender in connection with an amendment to our loan facility.

G.     On June 2, 2017, we issued an aggregate of 2,113,902 shares of Series D-1 preferred stock to five accredited investors at a purchase price of $4.021 per share for an aggregate of $8.5 million. The 2,113,902 shares of Series D preferred stock outstanding will convert into 2,113,902 shares of common stock upon the closing of this offering.

H.     From July 1, 2014 through June 30, 2017, we issued an aggregate of 1,320,952 shares of common stock upon the exercise of options and an aggregate of 2,763,953 shares of common stock representing stock awards to certain of our employees, directors and consultants under the 2007 Stock Option and Grant Plan, as amended.

Stock option and restricted stock grants

From July 1, 2014 through June 30, 2017, we granted (i) stock options under the 2007 Stock Option and Grant Plan, as amended, to purchase an aggregate of 8,188,687 shares of common stock, net of forfeitures, at a weighted-average exercise price of $1.75 per share, to certain of our employees, consultants and directors, and (ii) 2,763,953 shares of restricted common stock to one of our executive officers.

Securities act exemptions

The offers, sales and issuances of the securities described above were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

The grants of stock options described above under "—Stock Option Grants" were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and financial statement schedules.

(a) Exhibits.

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lexington, Massachusetts, on the              day of                           , 2017.

QUANTERIX CORPORATION
E. Kevin Hrusovsky Executive Chairman, President and Chief Executive Officer

Signatures and power of attorney

We, the undersigned directors and officers of Quanterix Corporation (the "Company"), hereby severally constitute and appoint E. Kevin Hrusovsky and Joseph Driscoll, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

E. Kevin Hrusovsky	Executive Chairman, President and Chief Executive Officer and Director (principal executive officer)	, 2017
Joseph Driscoll	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2017
Douglas G. Cole, M.D.	Director	, 2017

Signature	Title	Date

John M. Connolly	Director	, 2017
Keith L. Crandell	Director	, 2017
Marijn Dekkers, Ph.D.	Director	, 2017
Martin D. Madaus, Ph. D.	Director	, 2017
Paul M. Meister	Director	, 2017
Dennis Sandstedt	Director	, 2017
David R. Walt, Ph.D.	Director	, 2017

Exhibit index

Exhibit number		Description of exhibit

1.1	*	Form of Underwriting Agreement.

3.1.1	**	Amended and Restated Certificate of Incorporation of the Registrant.

3.1.2	*	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.

3.2	*	Form of Restated Certificate of Incorporation of the Registrant to be filed with the Secretary of State of the State of Delaware upon completion of this offering.

3.3	**	By-Laws of the Registrant.

3.4	*	Form of Restated By-Laws of the Registrant to be effective upon completion of this offering.

4.1	*	Form of Common Stock Certificate.

4.2	**	Form of Warrant to Purchase Series A-2 Preferred Stock of the Registrant issued to Silicon Valley Bank.

4.3	**	Form of Warrant to Purchase Series C Preferred Stock of the Registrant.

4.4	**	Warrant Agreement, dated as of April 14, 2014, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Group Capital, Inc.).

4.5	**	Warrant Agreement, dated as of January 29, 2016, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Group Capital, Inc.).

4.6	**	Warrant Agreement, dated as of March 31, 2017, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Group Capital, Inc.).

4.7	**	Fourth Amended and Restated Stockholders Agreement, dated as of June 2, 2017, by and among the Registrant and the stockholders named therein.

4.8	**	Fourth Amended and Restated Registration Rights Agreement, dated as of June 2, 2017, by and among the Registrant and the investors named therein.

5.1	*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1.1	**@	2007 Stock Option and Grant Plan, as amended.

10.1.2	**@	Form of Incentive Stock Option Agreement under the 2007 Stock Option and Grant Plan, as amended.

10.1.3	**@	Form of Non-qualified Stock Option Agreement under the 2007 Stock Option and Grant Plan, as amended.

10.1.4	**@	Form of Restricted Stock Agreement under the 2007 Stock Option and Grant Plan, as amended.

10.2	*@	2017 Equity Incentive Plan, and forms of award agreements thereunder.

10.3	**@	Employment Agreement, dated January 1, 2015, by and between the Registrant and E. Kevin Hrusovsky.

10.4	**@	Letter Agreement, dated April 8, 2017, by and between the Registrant and Joseph Driscoll.

Exhibit number		Description of exhibit

10.5	**@	Letter Agreement, dated December 1, 2011, by and between the Registrant and Ernest Orticerio.

10.6	**@	Letter Agreement, dated April 6, 2016, by and between the Registrant and Bruce Bal.

10.7	**@	Letter Agreement, dated August 8, 2014, by and between the Registrant and Mark T. Roskey, Ph.D.

10.8	**@	Letter Agreement, dated March 20, 2017, by and between the Registrant and Marijn Dekkers, Ph.D.

10.9	**@	Letter Agreement, dated August 7, 2013, by and between the Registrant and Paul M. Meister.

10.10	*@	Letter Agreement, dated January 1, 2014, by and between the Registrant and David R. Walt, Ph.D.

10.11.1	**	Lease Agreement, dated as of November 22, 2011, between the Registrant and King 113 Hartwell LLC.

10.11.2	**	First Amendment to lease dated August 22, 2014, by and between the Registrant and King 113 Hartwell LLC.

10.12	#	Exclusive License Agreement, dated June 18, 2007, between the Registrant and Tufts University, as amended on April 29, 2013.

10.13	#	Amended and Restated License Agreement, dated December 22, 2016, between the Registrant and bioMérieux, S.A.

10.14.1	#	Supply and Manufacturing Agreement, dated September 14, 2011, between the Registrant and STRATEC Biomedical AG.

10.14.2		First Amendment to Supply and Manufacturing Agreement, dated October 17, 2013, between the Registrant and STRATEC Biomedical AG.

10.15.1	#	STRATEC Development Services and Equity Participation Agreement, dated August 15, 2011, between the Registrant and STRATEC Biomedical Systems AG.

10.15.2	#	First Amendment to STRATEC Development Services and Equity Participation Agreement and Second Amendment to Supply and Manufacturing Agreement, dated November 18, 2016, between the Registrant and STRATEC Biomedical AG.

10.16	#	Manufacturing Services Agreement, dated November 23, 2016, between the Registrant and Paramit Corporation.

10.17.1	**	Loan and Security Agreement, dated April 14, 2014, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Growth Capital, Inc.).

10.17.2	**	Amendment No. 1 to Loan and Security Agreement, dated March 4, 2015, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Growth Capital, Inc.).

Exhibit number		Description of exhibit

10.17.3	**	Amendment No. 2 to Loan and Security Agreement, dated January 29, 2016, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Growth Capital, Inc.).

10.17.4	**	Amendment No. 3 to Loan and Security Agreement, dated March 31, 2017, by and between the Registrant and Hercules Capital, Inc. (formerly known as Hercules Technology Growth Capital, Inc.).

10.18	*@	Non-Employee Director Compensation Policy.

10.19	*@	Form of Indemnification Agreement.

21.1	**	Subsidiaries of Registrant.

23.1	*	Consent of Ernst & Young LLP.

23.2	*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

*      To be filed by amendment.

**     Previously filed.

#      Confidential treatment is being requested for portions of this exhibit. These portions have been omitted from the registration statement and are being filed separately with the U.S. Securities and Exchange Commission.

@     Denotes management compensation plan or contract.

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Part II Information not required in prospectus
  Item 13. Other expenses of issuance and distribution.
  Item 14. Indemnification of directors and officers.
  Item 15. Recent sales of unregistered securities.
  Item 16. Exhibits and financial statement schedules.
  Item 17. Undertakings.
Signatures
  Signatures and power of attorney
Exhibit index